Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following communication was made available to the shareholders of Einride AB via email on November 12, 2025 in connection with the proposed business combination between Legato Merger Corp. III and Einride AB.

EMAIL SUBJECT: Einride to go public through a SPAC transaction

Dear Shareholders,

Today marks a historic milestone for our company and for the future we are building. We have taken the formal step towards becoming a publicly listed company in the United States by entering into a definitive business combination agreement with Legato Merger Corp. III (NYSEAMERICAN: LEGT) (“Legato”) a special purpose acquisition company, or “SPAC”.

This is a defining step for Einride, and a testament to how far we have come, powered by the dedication, belief, and perseverance of our entire community, including you, our valued shareholders. This strategic move is expected to significantly strengthen Einride’s position as an innovation leader in the $4.6 trillion global road freight market. It will enable us to accelerate the rollout of our electric and autonomous freight solutions, deepen investment in our proprietary AI platform technology, and continue expanding our global customer base.

The Boards of Directors of both Legato and Einride have unanimously approved this business combination and as a result of the proposed business combination, Einride is expected to become a publicly listed company on the New York Stock Exchange.

Legato is a SPAC led by Eric Rosenfeld, who has over four decades of experience in investment management and has been the President and CEO of Crescendo Partners, a New York-based investment firm, since 1998. He has served on 27 public boards, and Legato is the ninth SPAC that he and his team have sponsored. Subject to formal election at an EGM, he, together with the CEO of Legato, Greg Monahan, will join the Einride Board of Directors in conjunction with closing of the transaction.

Subject to the satisfaction of customary closing conditions, we anticipate the transaction will close in the first half of 2026. Please refer to the appendix to this letter for a more detailed overview of the transaction and the formal process.

The business combination establishes Einride’s equity value at a pre-money valuation of $1.8 billion. At the time of the closing, this is preliminary expected to translate into a price per Einride share of circa $45 (prior to giving effect to a stock split to increase the number of Einride shares such that all shares are valued at $10.90 per share for purposes of the business combination; assuming no redemptions, $100 million in PIPE capital1 and exercise of all vested warrants; per share value is subject to change).

The transaction is expected to provide approximately $219 million in gross proceeds before accounting for potential redemptions of Legato’s public shares, transaction expenses and any further financing. Additionally, the Company is seeking up to $100 million in PIPE capital1.

[1]	There is no assurance that the PIPE transaction will be completed as no definitive agreements have been executed to date. Further, neither the terms of any investment nor the form of any securities to be issued in the PIPE transaction have been determined. If completed, the final amount raised through the PIPE transaction may be greater than, less than or equal to $100 million.

Trading of the Einride share

To ensure an orderly process, a successful close, and a smooth transition toward a strong future as a U.S. listed public company, the Board of Directors of Einride has decided to suspend trading of Einride shares until the completion of the transaction.

This decision is based on clear and consistent advice from our financial advisors. It is essential guidance to safeguard the process, and we firmly believe this temporary pause is in the best interest of all our shareholders, to ensure that we successfully cross the finish line of the transaction.

Effective immediately, we will not be approving any new transactions involving Einride shares until further notice. However, any Rights of First Refusal that were formally received and documented as of the date of this email will still be processed. This restriction is being implemented in reliance on, and pursuant to, the terms and conditions set forth in Section 8.1(d) of the Shareholders’ Agreement dated 20 July 2023.

As previously announced, Einride has raised in total circa $100m during 2025 from both existing shareholders and new investors. Einride will raise additional capital prior to the closing of the transaction, if you as a shareholder are interested in learning more, please contact the Company directly for further information.

We stand at the threshold of a new chapter in our journey, one that will enable us to accelerate our growth alongside our customers and firmly establish Einride as the global leader in electric and autonomous freight. The unwavering support and belief from our shareholders over nearly a decade have been the foundation of this achievement. As we take this next step, I look forward to continuing our shared mission and building on this momentum to shape the future of intelligent and sustainable freight together.

APPENDIX

Brief introduction to SPACs

A SPAC is a publicly traded company formed to identify and complete an initial business combination with an existing operating company. Following the completion of such business combination, the combined company then becomes a publicly traded company.

Transaction Approval and Timeline

The formal process towards a closing of the transaction will now continue and includes, inter alia, the below.

●	Regulatory Filings: The preparation and submission of definitive registration and proxy materials to the U.S. Securities and Exchange Commission (SEC), followed by a necessary regulatory review period.

●	Einride Shareholder Approval: Prior to closing, the Board of Directors of Einride will convene an Extraordinary General Meeting (EGM) to approve corporate prerequisites, such as the proposed share split (please see below) and amendments to the Articles of Association.

●	SPAC Shareholder Approval: Following the SEC approval, Legato’s stockholders will vote to approve the transaction.

●	Closing: The finalization of the transaction, upon which all conditions are met, and Einride officially begins trading as a publicly listed entity.

Impact on you as Shareholder

The business combination formally establishes Einride’s equity value at $1.8 billion (pre-money) and transitions existing shareholders to ownership in a publicly traded company on the New York Stock Exchange (NYSE). Einride will be the surviving entity of the proposed business combination, and the existing shareholders of Einride will continue to hold their ownership in Einride. To prepare for the listing, all existing preference share classes will convert into a single class of common shares. Holders of certain derivatives (such as warrants and options) will also be offered the opportunity to convert their holdings into common shares prior to closing. Following these steps, Einride will implement a necessary stock split to achieve a pre-closing equity value of $1.8 billion at a target price of $10.90 per share. Your shares will then be delivered in the form of American Depositary Shares (ADSs), with each ADS representing one Einride common share, providing you with the same economic rights as direct ownership but optimized for U.S. exchange trading.

As part of the merger, Legato’s approximately 25.8 million shares will convert on a 1:1 basis into Einride ADSs. Their 10.3 million warrants will convert into warrants exercisable for Einride ADSs at an $11.50 strike price.

Upon completion, existing Einride shareholders are expected to maintain ownership of approximately 83% of the pro-forma equity (assuming a potential $100M PIPE transaction raised at $10.90 per share, and 0% redemptions of the funds in trust with the SPAC).

The post-closing Board of Directors will be composed of seven members, with five members designated by Einride (including two independent) and two members designated by Legato (including one independent). This composition ensures existing shareholders maintain governance influence while benefiting from added public company experience.

Post-Closing Lock-Up

After completion of the de-SPAC transaction, shareholders will be subject to lock-up agreements as customary for this type of transaction. This commitment helps create a strong and stable offering, which benefits all of us by positioning the Company for long-term success in the public markets. Your shares will be locked up until the earliest of the following:

●	Six (6) months after the closing date; or

●	The date on which the price of the ordinary shares equals or exceeds $18.00 per share for any twenty (20) trading days within any thirty (30)-trading day period; or

●	Upon a Change of Control of Einride

If you have any questions related to this transaction, don’t hesitate to reach out to shareholder@einride.tech. We appreciate your continued trust and support.

This milestone is a great achievement for Einride, and we are excited for the opportunities this transaction is expected to create for us.

We are committed to keeping you continuously updated on the progress of this process and will provide more practical details closer to the anticipated closing date.

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Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.